RATIO OF EARNINGS TO FIXED CHARGES	Exhibit 12.1
(In thousands, except ratio)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Computation of Earnings:
Pretax income (loss) from continuing operations	$(88,562)	$(169,081)	$(1,155,031)	$195,084	$183,507	$42,825
Capitalized interest	—	(333)	(8,779)	(1,409)	—	—
Amortization of Capitalized Interest	473	616	88	—	—	—
Fixed charges (see below)	58,734	66,793	69,249	38,628	9,804	10,064

Total Earnings	(29,355)	(102,005)	(1,094,473)	232,303	193,311	52,889

Computation of Fixed Charges:
Estimated interest portion of rent	3,233	5,110	4,437	925	526	71
Interest expense, including amortization of debt expense	64,382	77,986	63,778	36,055	9,278	9,880
Realized gains/(losses) on derivative instruments included in interest expense	(8,881)	(16,636)	(7,745)	239	—	113
Capitalized interest	—	333	8,779	1,409	—	—

Total fixed charges	$58,734	$66,793	$69,249	$38,628	$9,804	$10,064

Ratio of Earnings to Fixed Charges	—	—	—	6.0 x	19.7 x	5.3 x

Deficiency	$(88,089) (a)	$(168,798) (b)	$(1,163,722) (c)	$—	$—	$—

(a)	Earnings as adjusted were insufficient to cover our fixed charges by $88.1 million for the nine months ended September, 30, 2010.

(b)	Earnings as adjusted were insufficient to cover our fixed charges by $168.8 million for the year ended December 31, 2009.

(c)	Earnings as adjusted were insufficient to cover our fixed charges by $1.2 billion for the year ended December 31, 2008. Pretax loss from continuing operations for the year ended December 31, 2008 includes $950.3 million and $376.7 million in impairment of goodwill and impairment of property and equipment charges, respectively.